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January 31, 2012	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatricktownsend.com

VIA EDGAR and E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:         Hugh West, Accounting Branch Chief
Michael Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-174420
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-35095

Dear Messrs. West and Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below a response to the Staff’s comment letter to the Company dated January 27, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-174420) that the Company originally filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011, and that it amended by filing Amendment No. 1 on June 30, 2011 and Amendment No. 2 on August 10, 2011, and relating to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011, filed with the SEC on November 8, 2011 (File No. 001-35095).

        Unless the context requires otherwise, references to we, our, us or the Company in the response below refer to United Community Banks, Inc.  In addition, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form S-1/A filed August 10, 2011 and Form 10-Q for Fiscal Quarter Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 44

1.
We read your response to comment one in your letter dated January 18, 2012; however, it remains unclear how you concluded your internal controls over financial reporting (ICFR) were effective at December 31, 2010. We note you do not believe your restatement was the result of a material weakness; however, you decided to augment your ICFR to implement additional procedures designed to increase the level of review, evaluation and validation of your valuation of deferred tax assets. The changes you describe appear to indicate a deficiency existed within your controls at December 31, 2010. Please explain the specific additional controls you implemented to increase the level of review, evaluation and validation of your valuation of deferred tax assets, and explain how you concluded that the lack of these specific controls in prior periods was not a material weakness in light of your need to restate your financial statements. Please provide a similar analysis supporting conclusions on your disclosure controls and procedures.

Securities and Exchange Commission
January 31, 2012

Response:

The Company decided to recognize a full deferred tax asset valuation allowance as of December 31, 2010 and to restate its consolidated financial statements as of and from such date to account for that change (collectively, the “Restatements”).  As the Restatements were incorporated into the Company’s amended periodic reports for the year ended December 31, 2010 and the first three quarters of 2011, the Company re-evaluated the effectiveness of its internal control over financial reporting and disclosure controls and procedures as of December 31, 2010.  In connection with its re-evaluation, the Company concluded that, as of December 31, 2010, its internal control over financial reporting was effective based on all relevant criteria and the factors and considerations leading to the Restatements and amendments to its periodic reports did not involve matters that the Company’s disclosure controls and procedures failed to identify or present for consideration in a timely and transparent manner.

Although applicable SEC regulations, SEC Release 33-8810, Auditing Standard No. 5, and other literature discussing internal control over financial reporting indicate that a restatement does not indicate a per se material weakness,1 as part of its pre-filing review of the amended reports, the Staff indicated that a restatement is an indicator of a material weakness.  The Company continued its analysis of this issue as a result of this observation from the Staff, an observation with which the Company agrees, to determine if there were ways in which its internal control over financial reporting could be improved.

The Company’s analysis was atypical because the underlying cause of the Restatements can be distinguished from the majority of restatements made by reporting companies, which typically stem from errors related to deficiencies in record-keeping, the demonstrable misapplication or lack of awareness of relevant accounting principles, or intentional fraud or manipulation.  The Restatements were not the result of any such circumstances, but rather were solely the result of a different judgment being made concerning the application of published accounting principles considered and applied by the Company based on the undisputed facts generated by the Company’s control environment.  A study published in Accounting Horizons in 2010 noted that between 2003 and 2006, material weaknesses were identified only 42% of the time in connection with restatements that involved the questioning of management’s judgment.2

1 A study published in Accounting Horizons in 2010 (Vol. 24, No. 1 at page 56) noted that material weaknesses were identified in connection with 46% of the 3,744 reported restatements between 2003 and 2006.

2 Id.

Securities and Exchange Commission
January 31, 2012

As the Company looked back to assess and re-evaluate its system of controls and processes, it determined there were no individual deficiencies nor set of deficiencies that constituted a material weakness as of and from December 31, 2010.  The Company’s internal control over financial reporting, and its disclosure controls and procedures more generally, served it well in identifying and presenting for the decision-making and disclosure process all of the facts and circumstances that are required to be assessed and weighted in the analysis of the valuation allowance matter.  The issues and relevant data were presented timely and fully to all members of management involved in the control process, who in turn made careful, thoughtful and conscientious decisions.  Therefore, the Company concluded that its internal control over financial reporting and disclosure controls were adequate at all relevant times and certainly did not involve a material weakness that would require any changes to the Company’s controls and processes.

Nonetheless, after discussing the issue with the Staff, the Company decided to augment its control over financial reporting by establishing procedures that the Company will seek direct interpretive guidance from the Staff on financial reporting when the Company must exercise judgment on a material accounting issue based on a set of specific facts and circumstances and (i) there are a significant number of reporting companies that have reached a judgment that differs from the Company’s proposed judgment on the same issue and (ii) the Staff’s position on the issue is not apparent from any formal rules or published guidance.  Because the Company believes these procedures are above and beyond what is required by internal control procedures or practices, the Company concluded that not seeking such guidance previously did not indicate a material weakness existed.  This augmentation will lessen, however, the likelihood of future positions that differ from the position of the Staff.

The Company did not believe any such or other augmentation of its disclosure controls and procedures was necessary or advisable at this time.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 31, 2012

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLP